Term Sheet No. A27	Filed Pursuant to Rule 433
To the Underlying Supplement dated September 14, 2009,	Registration Statement No. 333-158199-10
Product Supplement No. AK-I dated March 25, 2009,	November 25, 2009
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
$ Accelerated Return Equity Securities due December 28, 2012 Linked to the iShares® MSCI EAFE® Index Fund
Financial Products

General

  The securities are designed for investors who seek a leveraged return linked to the appreciation of the iShares® MSCI EAFE® Index Fund. Investors should be willing to forgo interest payments and, if the Underlying declines, be willing to lose up to 100% of their investment.
  Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing December 28, 2012†.
  Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
  The securities are expected to price on or about December 23, 2009 (the “Trade Date”) and are expected to settle on or about December 29, 2009. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:	The iShares® MSCI EAFE® Index Fund (the “Underlying”). The Underlying is reported by Bloomberg under the ticker symbol “EFA UP.” For more information on the Underlying, see “The Funds—The iShares® Funds—The iShares® MSCI EAFE® Index Fund” in the accompanying underlying supplement.
Upside Participation Rate:	Expected to be between 130% and 140% (to be determined on the Trade Date).
Redemption Amount:	You will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below.
Underlying Return:	If the Final Level is greater than the Initial Level, the Underlying Return will be calculated as follows:

Upside Participation Rate ×	Final Level – Initial Level
Initial Level

  If the Final Level is equal to the Initial Level, the Underlying Return will equal zero and the Redemption Amount will equal the principal amount of the securities.

  If the Final Level is less than the Initial Level, the Underlying Return will be calculated as follows:

Final Level – Initial Level
Initial Level

If the Final Level is less than the Initial Level, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose your entire investment.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Share Adjustment Factor:	The Share Adjustment Factor will be initially set at 1.0, subject to adjustment for anti-dilution events, as described in the accompanying product supplement.
Valuation Date†:	December 24, 2012
Maturity Date†:	December 28, 2012
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546EQB3

†     Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this term sheet and “Risk Factors” beginning on page PS-2 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the term sheet, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) We or one of our affiliates may pay varying discounts and commissions of between 2.00% and 2.75% per $1,000 principal amount of securities in connection with the distribution of the securities, consisting of selling concessions of up to 2.25% and referral fees of up to 0.50%. In addition, an affiliate of ours may pay fees to some broker-dealers of up to 1.20% per $1,000 principal amount of securities in connection with the distribution of the securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

November 25, 2009

Additional Terms Specific to the Securities

You should read this term sheet together with the underlying supplement dated September 14, 2009, the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Underlying supplement dated September 14, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909008321/a2194364z424b2.htm

  Product supplement No. AK-I dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003143/a2191796z424b2.htm

  Prospectus supplement dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

  Prospectus dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for Each $1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts at maturity for a $1,000 security for a hypothetical range of performance of the Underlying from +100% to –100%. The hypothetical Redemption Amounts set forth below assume an Initial Level of 55 and an Upside Participation Rate of 135% (the midpoint of the expected range set forth on the cover page of this term sheet). The actual Initial Level and Upside Participation Rate will be determined on the Trade Date. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Percentage Change in Underlying Level	Underlying Return	Redemption Amount
110.00	100.00%	135.00%	$2,350.00
96.25	75.00%	101.25%	$2,012.50
82.50	50.00%	67.50%	$1,675.00
77.00	40.00%	54.00%	$1,540.00
71.50	30.00%	40.50%	$1,405.00
66.00	20.00%	27.00%	$1,270.00
63.25	15.00%	20.25%	$1,202.50
60.50	10.00%	13.50%	$1,135.00
57.75	5.00%	6.75%	$1,067.50
56.38	2.50%	3.38%	$1,033.80
55.55	1.00%	1.35%	$1,013.50
55.00	0.00%	0.00%	$1,000.00
52.25	–5.00%	–5.00%	$950.00
49.50	–10.00%	–10.00%	$900.00
46.75	–15.00%	–15.00%	$850.00
44.00	–20.00%	–20.00%	$800.00
38.50	–30.00%	–30.00%	$700.00
33.00	–40.00%	–40.00%	$600.00
27.50	–50.00%	–50.00%	$500.00
22.00	–60.00%	–60.00%	$400.00
16.50	–70.00%	–70.00%	$300.00
11.00	–80.00%	–80.00%	$200.00
5.50	–90.00%	–90.00%	$100.00
0.00	–100.00%	–100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: The Final Level is 66, an increase of 20% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than the Initial Level is as follows:

Underlying Return = 135% × [(66 – 55)/55] = 27%
Redemption Amount = Principal × (1 + Underlying Return)
Redemption Amount = $1,000 × 1.27
Redemption Amount = $1,270

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,270 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the level of the Underlying.

Example 2: The Final Level is 57.75, an increase of 5% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than the Initial Level is as follows:

Underlying Return = 135% × [(57.75 – 55)/55] = 6.75%
Redemption Amount = Principal × (1 + Underlying Return)
Redemption Amount = $1,000 × 1.0675
Redemption Amount = $1,067.50

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,067.50 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the level of the Underlying.

Example 3: The Final Level is 55, equal to the Initial Level. Because the Final Level is equal to the Initial Level, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 4: The Final Level is 44, a decrease of 20% from the Initial Level. The determination of the Redemption Amount when the Final Level is less than the Initial Level is as follows:

Underlying Return = [(44 – 55)/55] = –20%
Redemption Amount = Principal × (1 + Underlying Return)
Redemption Amount = $1,000 × 0.80
Redemption Amount = $800

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $800 per $1,000 principal amount of securities because the Final Level is less than the Initial Level and you will participate in any depreciation in the level of the Underlying.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

  YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of securities. If the Final Level is less than the Initial Level, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level. Any payment at maturity is subject to our ability to pay our obligations as they become due.

  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the securities prior to maturity.

  THERE ARE RISKS ASSOCIATED WITH THE UNDERLYING — Although shares of the Underlying are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Underlying’s investment adviser. BGFA is a wholly-owned subsidiary of Barclays Global Investors, N.A. (“BGI”), which in turn is a majority-owned subsidiary of Barclays Bank PLC. On August 6, 2009, Barclays shareholders approved the proposed sale of BGI to BlackRock Inc. (“BlackRock”). BlackRock had previously announced on June 16, 2009 that it had received written notice from Barclays that its Board of Directors had accepted BlackRock’s offer to acquire BGI. The transaction is expected to close in the fourth quarter of 2009 following the receipt of certain consents and regulatory approvals, and satisfaction of customary closing conditions. The Underlying is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Underlying. Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the securities.

  THE PERFORMANCE OF THE UNDERLYING MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX — The Underlying will generally invest in all of the equity securities included in the MSCI EAFE Index, the “Tracked Index” for the Underlying. There may, however, be instances where Barclays Global Fund Advisors (“BGFA”), the Underlying’s investment adviser, may choose to overweight another stock in the Tracked Index, purchase securities not included in the Tracked Index that BGFA believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Finally, because the shares of the Underlying are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For these reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index. For additional information about the variation between the performance of the Underlying and the performance of the Tracked Index, see the information set forth under “The Funds—The iShares® Funds—The iShares® MSCI EAFE® Index Fund” in the accompanying underlying supplement.

  NON-U.S. SECURITIES MARKETS RISKS — The stocks comprising the Underlying are issued by foreign companies in foreign securities markets. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the securities.

  CURRENCY EXCHANGE RISK — The securities, which are denominated in U.S. dollars, are subject to currency exchange risk through their exposure to the performance of the Underlying, which measures the performance of certain foreign stocks. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks comprising the Underlying, the level of the Underlying and the value of the securities.

  ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the Underlying. However, the calculation agent will not make an adjustment in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. See “Description of the Securities—Anti-dilution adjustments for funds” in the accompanying product supplement.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlying.

  LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the level of the Underlying on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    the expected volatility of the Underlying;

    the time to maturity of the securities;

    the dividend rate on the stocks comprising the Underlying;

    interest and yield rates in the market generally;

    the occurrence of certain events to the Underlying that may or may not require an adjustment to the Share Adjustment Factor;

    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlying or stock markets generally and which may affect the level of the Underlying;

    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies of the stocks comprising the Underlying and any other currency relevant to the value of the Underlying; and

    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI EAFE® Index Fund based on the closing price of one share of the Underlying from January 1, 2004 through November 23, 2009. The closing price of one share of the Underlying on November 23, 2009 was 56.33. We obtained the closing prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The Underlying is reported by Bloomberg under the ticker symbol “EFA UP.”

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Underlying on any trading day during the term of the securities, including on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in any return of your investment.

For further information on the iShares® MSCI EAFE® Index Fund, see “The Funds—The iShares® Funds—The iShares® MSCI EAFE® Index Fund” in the accompanying underlying supplement.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  a financial institution,

  a mutual fund,

  a tax-exempt organization,

  a grantor trust,

  certain U.S. expatriates,

  an insurance company,

  a dealer or trader in securities or foreign currencies,

  a person (including traders in securities) using a mark-to-market method of accounting,

  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax adviser as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISER IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlying that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments and they had term of more than one year, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. If the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax adviser regarding the possible tax consequences of characterization of the securities as debt instruments or contingent payment debt instruments.

It is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us (and subject to the discussion below under “Constructive Ownership Transaction Rules”), a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security (and subject to the discussion below under “Constructive Ownership Transaction Rules”), a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Constructive Ownership Transaction Rules

Under Code section 1260, special tax rules apply to an investor that enters into a “constructive ownership transaction” with respect to any “pass-thru” entity. Because the Underlying is a pass-thru entity, your securities will be treated as a constructive ownership transaction. Accordingly, upon the maturity of the securities (or upon the sale or other taxable disposition of the securities prior to their maturity) any gain that otherwise would be long-term capital gain in excess of the “net underlying long-term capital gain” will be treated as ordinary income, and an interest charge will apply as if such income had accrued for tax purposes at a constant yield over the term of your securities. Under Code section 1260, there is a presumption that the net underlying long-term capital gain is zero (with the result that the recharacterization and interest charge described above would apply to all of the gain from the securities that otherwise would have been long-term capital gain), unless the contrary is demonstrated by clear and convincing evidence. The net underlying long-term capital gain is the net long-term capital gain that would have been realized by an investor who had acquired the Underlying for its fair market value on the date the security was acquired and sold the Underlying on the date of maturity or earlier disposition thereof. It is unclear as to whether the amount of the net underlying capital gain should be determined by reference to, (a) the amount of the holder’s investment in the securities, or (b) an amount equal to the investment in the securities multiplied by the upside participation percentage.

You will be responsible for obtaining information necessary to determine the net underlying long-term capital gain from the Underlying, as we do not intend to supply you with such information. You should consult with your tax advisors regarding the application of the constructive ownership transaction to your securities and the calculations necessary to comply with Code section 1260.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) that was referred to the House Ways and Means Committee of the previous Congress and would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of between 2.00% and 2.75% or between $20.00 and $27.50 per $1,000 principal amount of securities. CSSU may re-allow up to 2.25% or $22.50 per $1,000 principal amount of securities on sales of such securities by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 principal amount of securities. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

In addition, Credit Suisse International, an affiliate of Credit Suisse, may pay fees to some broker-dealers of up to 1.20% or $12.00 per $1,000 principal amount of securities in connection with the distribution of the securities. An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

The agent for this offering, CSSU, is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any discretionary account without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

Please refer to “Underwriting” in the accompanying product supplement for further information.

Credit Suisse